January 24, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	Vantage Corp (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1
Filed January 10, 2025
File No. 333-282566

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 23, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are publicly filing the Amendment No. 4 to Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Registration Statement on Form F-1 filed January 10, 2025

Use of Proceeds , page 29

1.	We note your disclosure on page 73 that, as of September 30, 2024, Vantage Singapore declared interim dividends totaling US$11,849,995 of which US$357,995 was offset against amounts due from directors. We further note your unaudited condensed combined balance sheet as of September 30, 2024 discloses a dividend payable in the amount of $11,492,000 and cash and cash equivalents in the amount $4,128,573. As it appears that, as of September 30, 2024, you do not sufficient cash to pay this declared dividend, please clarify whether you intend to use net proceeds from this offering to pay this dividend.

Response: The Company respectfully submits and confirms that the proceeds from this offering will not be utilized to pay the declared dividend. As of the date of the prospectus, Vantage Singapore has declared interim dividends totaling US$11,849,995, of which US$778,211 was offset against amounts due from directors. The remaining dividend payable is US$11,071,784. Vantage Singapore’s current bank balance is US$8.8 million, with trade receivables totaling US$3.2 million. We intend to use a combination of our existing bank balance and trade receivables to fully satisfy the dividend payment of US$11,071,784. We plan to distribute the dividend within the next six months. To ensure the dividend is paid from liquid assets, we are actively increasing our bank balance and collecting outstanding receivables. We are committed to keeping the net proceeds from this offering separate from dividend funds by depositing them into a distinct bank account, ensuring they are not used for dividend payments.

Concentration of Vendors, page 45

2.	We note the allocations of your accounts payable and commissions have change drastically in the past twelve months, in particular the prominence of Vendors E and I, respectively. Please add contextualizing disclosure to explain why you experienced such significant changes in allocation during the most recent fiscal year, whether such changes are typical, and the risks, if any, to your company which may result.

Response: The Company has revised the disclosure on pages 11 and 45 of the Amended F-1 in response to the Staff’s comment.

Related Party Transactions, page 73

3.	We note you have provided a summary of related party transactions since 2021 to September 30, 2024. Please revise these disclosures to include information since the beginning of the company’s preceding three financial years (currently, April 1, 2021) up to the date of your prospectus. Refer to Item 7.B of Form 20-F.

Response: The Company has revised the disclosure on page 73 of the Amended F-1 in response to the Staff’s comment.

Please reach Lawrence Venick, the Company’s outside counsel at (310) 728-512 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Andresian D’Rozario
Andresian D’Rozario
Vantage Corp
Chief Executive Officer
Encl.